SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.[__])*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

8007T101
(CUSIP Number)

Dinakar Singh
TPG-Axon Management LP
888 Seventh Avenue, 38th Floor
New York, New York 10019
(212) 479-2000

With a copy to:
Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 18 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8007T101	SCHEDULE 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,731,549 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,731,549 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,731,549 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,731,549 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,731,549 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,731,549 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,358,926 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,358,926 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,358,926 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON TPG-Axon International GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,358,926 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,358,926 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,358,926 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Dinakar Singh LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON Dinakar Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 8000T101	SCHEDULE 13D	Page 10 of 18 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock") of SandRidge Energy, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive office is 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) TPG-Axon Management LP, a Delaware limited partnership (“TPG-Axon Management”); (ii) TPG-Axon Partners GP, L.P., a Delaware limited partnership (“PartnersGP”); (iii) TPG-Axon GP, LLC, a Delaware limited liability company (“GPLLC”); (iv) TPG-Axon Partners, LP, a Delaware limited partnership (“TPG-Axon Domestic”); (v) TPG-Axon International, L.P., a Cayman Islands exempted limited partnership (“TPG-Axon International”); (vi) TPG-Axon International GP, LLC, a Delaware limited liability company (“InternationalGP”); (vii) Dinakar Singh LLC, a Delaware limited liability company (“Singh LLC”); and (viii) Dinakar Singh, a United States citizen (“Mr. Singh”).

The foregoing persons are sometimes collectively referred to herein as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are based on the information and belief of the Reporting Persons.  References herein to the “Shares” are to the shares of Common Stock being reported herein by the Reporting Persons.  The Reporting Persons are making a single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

TPG-Axon Management, as investment manager to TPG-Axon Domestic, TPG-Axon International and a managed account (the "Account"), has the power to direct the disposition and voting of the Shares held by TPG-Axon Domestic, TPG-Axon International and the Account.  InternationalGP is the general partner of TPG-Axon International.  PartnersGP is the general partner of TPG-Axon Domestic and the managing member of InternationalGP.  GPLLC is the general partner of PartnersGP and TPG-Axon Management.  Singh LLC is the managing member of GPLLC.  Mr. Singh, an individual, is the managing member of Singh LLC and in such capacity may be deemed to control Singh LLC, GPLLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the securities held by TPG-Axon Domestic and TPG-Axon International.  Each of Singh LLC, GPLLC, PartnersGP, InternationalGP and Mr. Singh disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

(b) The principal business address of each of the Reporting Persons (other than TPG-Axon International) is 888 Seventh Avenue, 38th Floor, New York, New York 10019.  The principal business office of TPG-Axon International is c/o Walkers Corporate Services Limited, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands.

CUSIP No. 8000T101	SCHEDULE 13D	Page 11 of 18 Pages

(c) Mr. Singh is primarily engaged in the business of investment management.  The principal business of TPG-Axon Management is to serve as investment manager to the investment funds TPG-Axon Domestic, TPG-Axon International and the Account, the principal business of each of which is to invest in securities.  The principal business of InternationalGP is to serve as the general partner of TPG-Axon International.  The principal business of PartnersGP is to serve as the general partner of TPG-Axon Domestic and the managing member of InternationalGP.  The principal business of GPLLC is to serve as the general partner of PartnersGP and TPG-Axon Management.  The principal business of Singh LLC is to serve as a managing member of GPLLC.

(d) None of the Reporting Persons, nor any of their directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor any of their directors, executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Singh is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $123,970,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of TPG-Axon Domestic and TPG-Axon International and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the Shares for investment in the ordinary course of its business because they believed that the Shares represented an attractive investment opportunity.

On November 8, 2012, the Reporting Persons sent a letter to the board of directors of the Issuer (the "Board") expressing their view that the Common Stock is currently significantly undervalued in the market.  The letter also expressed increasing concern with management's inability to maximize potential value for stockholders and set forth the Reporting Persons' belief that the Issuer should reconstitute the Board to include shareholder representatives and other credible independent directors, replace the Issuer's current Chief Executive Officer and engage an advisor to explore strategic alternatives available to the Issuer, including a potential sale.  A copy of the letter is attached hereto as Exhibit 2 and is incorporated by reference herein.

CUSIP No. 8000T101	SCHEDULE 13D	Page 12 of 18 Pages

The Reporting Persons currently intend to take such actions as they deem necessary to effect the changes outlined in their letter to the Board.  Such actions may include, without limitation: communicating with management, the Board, other investors, industry participants and other relevant parties about the Issuer and its business and strategic plans or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; proposing nominees for election to the Board; and/or submitting one or more shareholder proposals for consideration at the next annual meeting of shareholders of the Issuer.

There can be no assurance as to the outcome of any of the discussions or actions referred to in this Schedule 13D.   The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may, from time to time and at any time, purchase  additional securities of the Issuer, dispose of any or all of their investment in the Issuer,  enter into financial instruments or other agreements relating to their investment, engage in hedging or similar transactions with respect to such holdings and/or otherwise change their intention with respect to any and all matters referred to herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)  See the rows numbered 7, 8, 9, 10, 11 and 13 on each of the cover pages to this Schedule 13D, which are incorporated into this Item 5 by reference.  As of the close of business on November 12, 2012, the Reporting Persons may be deemed to beneficially own, in the aggregate, 30,500,000 Shares, representing approximately 6.2% of the Issuer’s outstanding Common Stock.  Such Shares include an aggregate of 23,000,000 Shares beneficially owned by the Reporting Persons through ownership of the Shares by TPG-Axon Domestic, TPG-Axon International and the Account, representing approximately 4.7% of the Issuer’s outstanding Common Stock.  In addition, the Reporting Persons may be deemed to beneficially own an additional 7,500,000 shares of Common Stock, representing approximately 1.5% of the Issuer’s outstanding Common Stock, which shares may be held for hedging purposes by counterparties to cash-settled total return swaps to which TPG-Axon Domestic, TPG-Axon International and the Account are parties (the “TPG-Axon Swaps”).  The percentages used herein and in the rest of this Schedule 13D are calculated based upon the 490,475,672 shares of Common Stock outstanding as of November 5, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2012 filed with Securities and Exchange Commission on November 9, 2012.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares that may be deemed beneficially owned by any Reporting Person.

(e) Not applicable.

CUSIP No. 8000T101	SCHEDULE 13D	Page 13 of 18 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 2 above, the Reporting Persons are parties the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein.

TPG-Axon Domestic, TPG-Axon International and the Account currently have contractual agreements with one or more counterparties with regard to the TPG-Axon Swaps that reference shares of Common Stock. The TPG-Axon Swaps constitute economic exposure to 7,500,000 shares of Common Stock, or 1.5% of the shares of Common Stock outstanding. The TPG-Axon Swaps have reference prices ranging from $5.2194 to $5.674 and an expiration date of May 30, 2014. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts. However, the Reporting Persons may be deemed to beneficially own shares of Common Stock of the Issuer that may be held for hedging purposes by counterparties to the TPG-Axon Swaps.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

	Exhibit	Description
	1	Joint Filing Agreement, dated November 13, 2012.
	2	Letter to the Board of Directors of SandRidge Energy, Inc., dated November 8, 2012.

CUSIP No. 8000T101	SCHEDULE 13D	Page 14 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 13, 2012

TPG-AXON MANAGEMENT LP
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS GP, L.P.
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS, LP
By: TPG-Axon Partners GP, L.P., general partner

By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON INTERNATIONAL GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer

CUSIP No. 8000T101	SCHEDULE 13D	Page 15 of 18 Pages

TPG-AXON INTERNATIONAL, L.P.
By: TPG-Axon International GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
DINAKAR SINGH LLC

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Managing Member

/s/ Dinakar Singh
Dinakar Singh

CUSIP No. 8000T101	SCHEDULE 13D	Page 16 of 18 Pages

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

TPG-Axon Domestic

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
9/14/2012	306,228	7.708
9/17/2012	293,536	7.6974
9/18/2012	415,559	7.4839
10/1/2012	94,900	7.01
10/1/2012	37,960	6.99
10/1/2012	(235,103)	7.01
10/2/2012	2,894	7
10/3/2012	37,960	6.9924
10/3/2012	97,607	6.9786
10/3/2012	75,920	6.9688
10/4/2012	170,820	7.2825
10/4/2012	94,900	7.2798
10/4/2012	172,263	7.284
10/4/2012	41,257	7.3617
10/4/2012	71,273	7.3472
10/23/2012	94,925	6.6923
10/23/2012	304,759	6.6734
10/26/2012	170,865	6.3532
10/26/2012	8,771	6.3788
10/26/2012	75,940	6.3683
10/26/2012	56,955	6.35
11/1/2012	28,229	6.2457
11/1/2012	57,015	6.2498
11/1/2012	38,010	6.2431
11/1/2012	57,015	6.2457
11/1/2012	57,015	6.2523
11/5/2012	152,040	6.2351
11/5/2012	38,010	6.1824

TPG-Axon International

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
9/14/2012	430,368	7.708
9/17/2012	412,530	7.6974
9/18/2012	584,021	7.4839
10/1/2012	134,350	7.01
10/1/2012	53,740	6.99
10/1/2012	(274,374)	7.01
10/2/2012	4,097	7
10/3/2012	53,740	6.9924

CUSIP No. 8000T101	SCHEDULE 13D	Page 17 of 18 Pages

10/3/2012	138,183	6.9786
10/3/2012	107,480	6.9688
10/4/2012	241,830	7.2825
10/4/2012	134,350	7.2798
10/4/2012	243,872	7.284
10/4/2012	58,408	7.3617
10/4/2012	100,901	7.3472
10/23/2012	134,375	6.6923
10/23/2012	431,415	6.6734
10/26/2012	241,875	6.3532
10/26/2012	12,416	6.3788
10/26/2012	107,500	6.3683
10/26/2012	80,625	6.35
11/1/2012	39,815	6.2457
11/1/2012	80,415	6.2498
11/1/2012	53,610	6.2431
11/1/2012	80,415	6.2457
11/1/2012	80,415	6.2523
11/5/2012	214,440	6.2351
11/5/2012	53,610	6.1824

Account

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
9/14/2012	41,224	7.708
9/17/2012	39,516	7.6974
9/18/2012	55,943	7.4839
10/1/2012	20,750	7.01
10/1/2012	8,300	6.99
10/1/2012	509,477	7.01
10/2/2012	633	7
10/3/2012	8,300	6.9924
10/3/2012	21,342	6.9786
10/3/2012	16,600	6.9688
10/4/2012	37,350	7.2825
10/4/2012	20,750	7.2798
10/4/2012	37,665	7.284
10/4/2012	9,021	7.3617
10/4/2012	15,584	7.3472
10/23/2012	20,700	6.6923
10/23/2012	66,458	6.6734
10/26/2012	37,260	6.3532
10/26/2012	1,913	6.3788
10/26/2012	16,560	6.3683
10/26/2012	12,420	6.35
11/1/2012	6,224	6.2457
11/1/2012	12,570	6.2498
11/1/2012	8,380	6.2431
11/1/2012	12,570	6.2457
11/1/2012	12,570	6.2523

CUSIP No. 8000T101	SCHEDULE 13D	Page 18 of 18 Pages

11/5/2012	33,520	6.2351
11/5/2012	8,380	6.1824

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:  November 13, 2012

TPG-AXON MANAGEMENT LP
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS GP, L.P.
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS, LP
By: TPG-Axon Partners GP, L.P., general partner

By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer

TPG-AXON INTERNATIONAL GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer

TPG-AXON INTERNATIONAL, L.P.
By: TPG-Axon International GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
DINAKAR SINGH LLC

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Managing Member

/s/ Dinakar Singh
Dinakar Singh

EXHIBIT 2

LETTER TO THE BOARD OF DIRECTORS OF SANDRIDGE ENERGY, INC.,
DATED NOVEMBER 8, 2012

November 8, 2012

Board of Directors
SandRidge Energy Inc.
123 Robert S. Kerr Avenue
Oklahoma City OK 73102

Dear Sirs,

As you know, we are among the largest shareholders of SandRidge Energy, with ownership of over 4.5% of the company.  We are a firm that makes focused, long-term investments in companies, on the basis of exhaustive fundamental analysis.  Most often, we are ‘involved’ shareholders, not ‘activist’ shareholders.  However, in instances where we come to believe that management is acting in a manner that is destructive of value, we believe it is important to actively engage.  The Board of Directors and company management serve for the benefit of shareholders, and shareholders have the right, and responsibility, to intervene in instances where their interests are not being served.

For that reason, we write to inform you that we recently filed with the FTC for Hart Scott Rodino clearance regarding our investment in the company.  As you may know, any owner of stock in a company is exempt from HSR requirements if they are “passive” investors.  However, as and when ownership and involvement becomes active, investors are required to file for HSR clearance.  Therefore, given that we now intend to engage actively to increase shareholder value, we have filed for Hart Scott Rodino clearance, as required.  However, in the interests of candor, we thought it best to outline our views directly to you.  In addition, in order to avoid speculation, we will also release this letter to the market, since we want to avoid confusion when HSR clearance is presumably granted and publicly disclosed by the FTC.

We have invested in SandRidge because we believe the stock represents extraordinary value.  As we discuss below, we believe $12 to $14 per share in value is realistic and achievable – that represents 100% + upside from current stock levels of $6.  However, for that value to be realized, the company must successfully develop its existing base of assets in coming years, and the market must have confidence in its ability to do so without missteps or leakage of value.  Although we are enthusiastic about the value potential in SandRidge, we have grown increasingly concerned about the ability of this management team to deliver that value, or of the Board of Directors to protect shareholder interests.

Therefore, we believe the following steps must be taken:

1)
The Board of Directors must be significantly reconfigured, with certain directors replaced by credible, independent directors, chosen after extensive consultation with large shareholders.  In addition, large shareholders should be invited to join the board, if they so desire.

2)
The Board must then reconfigure management and leadership of the company.  We believe CEO Tom Ward’s credibility is too damaged to continue in his role.  The only way to ensure lower cost of capital for the company, and instill confidence that assets will be developed in a focused and optimal manner, will be to bring in new management that is viewed as credible, experienced, and highly competent.

3)
Finally, the Board should also hire an advisor to explore strategic alternatives.  Given the difficult challenge of restoring confidence, the Board must also consider whether the value of the company’s assets will instead be maximized through a sale to another company.  We believe SandRidge assets would be highly desirable to many companies, and their value is likely to be even greater to a company with low cost of capital and the financial resources to optimize investment.

We have followed and analysed the company for many years, and have gradually become a sizable shareholder over the past year.  We are fortunate to have avoided the dramatic loss of value suffered by other shareholders in the past – after all, SandRidge stock price performance has been disastrous since the company’s IPO in 2007.  As we have continued to analyse the company, our confidence in the value of the company’s current assets has continued to grow.

As a result, we believe fair value for SandRidge stock, even under a wide range of macro-economic and company scenarios, is $12 to 14 per share – dramatically higher than the current $6 share price.  Unfortunately, the more closely we have analysed the company, the more our confidence in management and the Board has fallen.  We had previously hoped that management had ‘learned its lessons’ from past missteps, and that steady execution of strategy, and resolution of funding concerns, would steadily diminish ‘risk premium’ and cost of capital.  However, our continued observation leads us to conclude that the issues that have damaged value in the past still persist, and are damaging both short term and long term value.

Overall, SandRidge stock performance has been nothing short of disastrous, on both an absolute and relative basis, since the company’s IPO in 2007.  Obviously, the financial crisis and subsequent collapse in natural gas prices were factors that negatively affected SandRidge, just as they impacted many energy companies.  However, in the case of SandRidge, many of the wounds have been self-inflicted and caused damage in recent years.  For example, balance sheet and financing concerns caused a collapse in the stock price in summer of 2011.  After recovering modestly, the stock collapsed again after the announcement of the highly dilutive, unexpected, and strategically incoherent acquisition of Dynamic Offshore early in 2012.  And again, the stock recovered modestly only to collapse again as the market began to focus on Mr. Ward’s past leadership role at Chesapeake Energy, and Chesapeake’s current poor corporate governance.  Then, after the release of second quarter earnings this year, the stock fell sharply again, as investors expressed their disgust at yet another significant overshoot of capital expenditure budgets and management’s inability to restrain spending.  In aggregate, the underperformance of SandRidge stock has been astonishing.

•	SandRidge stock has declined 76% from its IPO price in 2007, and declined an even more remarkable 91% from its peak levels of 2008.

•
SandRidge has been a disastrous performer relative to the broader market.  For example, since its IPO, SandRidge performance is in the bottom 1% of the 1,285 stocks currently in the Dow Jones US Index (a widely adopted measure of the US stock market, of which Sandridge is a member, comprising all US stocks with meaningful market capitalization).

•	Relative to other Energy stocks, SandRidge performance has been equally disastrous. Of the 81 stocks currently in the Russell 1000 Energy Index, SandRidge stock performance is dead last since the IPO.

Fortunately, despite the many factors that have damaged or diluted value, almost all informed observers still view the assets of SandRidge as extremely valuable, and highly desirable to other companies.  Every one of the major analysts that cover the company estimate Net Asset Value (a widely used calculation that estimates the present value of future cash flow for energy companies) to be dramatically in excess of the current stock price.  NAV estimates by research analysts range from $8 to $20 per share for the company, with many of the most current and informed estimates centred in the $10 to $15 range.  Our own exhaustive fundamental analysis confirms this range of values – we believe NAV of $12 to $14 per share is conservative and sensible, though higher values are achievable through either a sale of the assets to the right buyer, or sensible execution of strategy in coming years. (A more detailed discussion of valuation is provided in the appendix to this letter).

Therefore, the problem is not the potential value of the current asset base, it is lack of confidence in the ability of management to achieve that value.  The dramatic underperformance of the stock is attributable both to a decline in the estimated NAV of the company over that time, and to the dramatically increased Discount to NAV at which the stock trades, compared to other energy companies.  In fact, the Price/ NAV for SandRidge stock is essentially the worst/lowest of any relevant energy stock, and this discount has steadily widened, on both an absolute and relative basis, as management has lost the confidence of analysts and investors.  For example, a recent JP Morgan report outlined valuations for the 37 Exploration & Production companies in their coverage universe – of these, SandRidge was dead last, with a Price/NAV of just 56%.  Most other companies trade in a range of 70 – 100% of Price/NAV, and of course, merger values have generally been substantially higher.

For many businesses, it is not problematic that the market significantly undervalues it for a temporary period.  As the business realizes its potential over time, we generally believe valuation will eventually reflect true value.  Therefore, as long term investors, we view short-term issues as opportunities, as long as:
1)	We have conviction in the long term strategy and value,
2)	The company does not have financing needs which might crystallize a high short-term cost of capital into a permanent loss of value for owners, and
3)	Management interests are aligned with shareholders, and therefore they can be trusted to build value for shareholders over time.

In the case of SandRidge, all three factors are significant problems.
•	Management strategy has been incoherent, unpredictable, and volatile, amplifying uncertainty regarding the future course of the company.
•	Perceived reckless spending has resulted in repeated ‘financial emergencies’, and caused massive dilution, soaring cost of capital, and unnecessary risks for shareholders.
•	Corporate governance has been appalling, which has drained tremendous value from shareholders and completely mis-aligned management and shareholder interests.

Strategic Incoherence & Unpredictability:

We have great enthusiasm for, and conviction in, the long-term value of SandRidge’s assets, as they are configured today.   However, our conviction is tempered by the unpredictability of management strategy, since we simply cannot tell whether the company will veer in a different direction over time, and substantially change the nature of assets we own.  When we discuss the company with research analysts, the most common explanation for the poor valuation and performance of the stock are concerns regarding management strategy and focus.  To the investment community, SandRidge has often appeared to behave in a reckless and unpredictable manner, and analysts have little confidence in what the company will look like in the future.

The company’s actions since the IPO provide ample reason to worry about the future.  In a sense, the company is “third time lucky” (as described by one analyst, though ‘lucky’ ignores the massive cost and dilution to shareholders for the repeated efforts).  Money was initially raised from shareholders to explore and develop prospects in the West Texas Overthrust – this turned out to be a disaster, and was written off within a few years, destroying almost all original shareholder capital.  The subsequent shift towards oil assets in the Permian Basin was a sensible move, though once again the company had inadequate funding and was forced to sell the two ‘core’ areas of Midlands/Delaware basins, thereby concentrating acreage in the Central Basin Platform.  This too, turned out to be very costly for shareholders, as the Midlands/Delaware basin acreage has likely increased substantially in value after the assets were sold.  Taken together, the company’s early focus was wrong in general (a focus on natural gas), and in many cases wrong in specific (the wrong areas).  At each turn, shareholders suffered significant losses.

Nevertheless, despite the repeated missteps, the current Mississippian Lime assets offer significant promise. We agree with the view of many research analysts and industry observers that the Mississippian holds extraordinary potential, and the ‘cheapness’ of SandRidge is almost entirely a function of the potential for value from these assets.

However once again, management veered sharply – despite repeated proclamations that financing was not an issue, and that the Mississippian assets were of tremendous potential and represented the future of the company, the company shocked investors by acquiring Dynamic Offshore earlier this year.  This acquisition was massively dilutive, and most importantly, strategically incoherent.  Investors thought, based on management assurances, that SandRidge stock would now represent a bet on the future of the Mississippian assets.  Instead, in one stroke, the asset mix was heavily blended with mature and declining offshore oil production.  Combining these mature assets with the early stage Mississippian development efforts made little sense, and has confused the story for investors and the market.  Management rationalized the acquisition as a means to provide financing for the development of the Mississippian assets, but this logic is nonsensical.  The company had repeatedly assured the market that equity financing was not necessary.  However, we understand that circumstances change, and if the company had determined it needed equity financing, a more direct path would have been an equity offering.  The path the company took, even if for the financing reason they claim, was massively dilutive, not just to value, but to strategy/focus.   SandRidge paid a premium for a company that was struggling to find interest in its IPO, paid full valuation for mature and undesirable assets, and worst of all, used severely depressed SandRidge stock as currency for the acquisition.  For shareholders, the end result was disastrous, as reflected by the stock price collapse – diluted ownership in an asset base that suddenly included assets radically different than one expected… paid for using depressed stock!

Fortunately, despite the massive loss and dilution shareholders have repeatedly suffered over the past five years, there is an opportunity to recoup some value IF the potential of the current asset base can be realized.  However, past behaviour suggests that management cannot be trusted to stay focused on developing value in a steady and consistent manner, and the Board has done little to ensure that strategy and capital allocation are coherent.  Overall, despite our enthusiasm for the potential value of the company’s assets, we believe shareholders must intervene to prevent future destruction of value.

Reckless Spending and Lack of Financial Discipline:

Separate from major strategic missteps, the company has also developed a reputation as an insatiable spender, regarding acquisition of acreage and capital expenditures.  At almost every stage, budgets have been exceeded substantially, damaging management credibility, and creating concerns that management is financially reckless.  As a result, the company’s finances are persistently precarious, and this has repeatedly left the company highly vulnerable to economic and market risk.  In general, the problem has been a complete lack of discipline in terms of capital expenditures and investment.

Obviously, for an Exploration & Production company (particularly one whose assets are early stage and unproven) it is understood and expected that the company will be asset-rich but cashflow-poor.  And, after all, development of assets is the purpose of the company and the only way to build value for shareholders.  However, more is not always better.   The company has shown a persistent tendency to spend as much as it can on assets, and worry about future financing needs later.  This is a recipe for disaster, and has been the single most important factor in the damage to SandRidge shareholders.  If a company repeatedly bites off more than it can chew, and then is forced to seek high-cost financing to fund development, value is permanently lost for shareholders.  A company must sensibly budget for the full cost of exploration and development, and not leave itself in a position where they fall short, and are at the mercy of markets.  SandRidge seems to never learn this lesson.  In order to fund development, the company has needed to repeatedly issue high cost debt, repeatedly issue equity and massively dilute shareholders, and resorted to expensive and nonsensical acquisitions.  More prudent spending could have avoided the need for much of this, and avoided much of the damage that shareholders have suffered.  The company offers the defence that the Mississippian assets are so valuable, and have such high potential, that it was sensible to be as aggressive as possible in acquiring and developing acreage.  We agree, regarding the value of the Mississippian assets; unfortunately, shareholders now own much less of them because of the dilution from equity issuances and the Dynamic Offshore deal.

Overall, the company’s behaviour and perception has resulted in a high cost of capital.  Combined with the company’s constant need for financing, the high cost of capital has already caused significant permanent dilution and loss.  In this regard, circularity can be vicious…poor perception of management causes a low stock price and high cost of capital, and therefore shareholders suffer significant dilution over time.  Ultimately, a company must either address issues that cause its stock price to be low (and cost of capital high) and/or avoid putting itself in a position in which it desperately needs financing.  SandRidge, unfortunately, has failed repeatedly on both fronts, to the significant detriment of shareholders.

Appalling Corporate Governance and Management Incentives:

As we have steadily examined the company and past practices, we have grown increasingly disturbed by the corporate governance of SandRidge.  The ultimate job of the Board of Directors is to protect shareholder interests, and ensure that management acts in a manner that maximizes shareholder value over time.  Rather than ensuring that management interests are sensibly aligned with those of shareholders, the Board has siphoned value from shareholders and towards Mr. Ward.  Mr. Ward assured us, in a meeting earlier this year, that SandRidge did not have the poor corporate governance practices employed at Chesapeake Energy.  As we subsequently examined the claims he made to us in that meeting, we have come to believe these statements were disingenuous, at best.  Executive compensation policies have been nothing short of egregious, and the Board has sanctioned self-dealing that has transferred significant value to Mr. Ward, at the expense of shareholders.

One fact summarizes the appalling corporate governance practices of SandRidge – despite the single worst stock performance of any energy company, and among the worst stock performances in the entire US market, and massive discounts applied to the company because of management…payments to Mr. Ward from the company have totalled approximately $150 million over the past five years (astonishing, given the $3 billion market capitalization of the company).  In each year since the IPO, compensation to Mr. Ward has represented a sizable portion of company cash flow and earnings.  Upon examining corporate governance at SandRidge, one can understand why stock performance has been remarkably poor, and the ‘management discount’ applied to the stock by the market is very high.  Management’s incentives have been to take value from shareholders, rather than grow value for shareholders, and that is the only area in which they have done a spectacular job.

Given the importance of corporate governance, we thought we would highlight a few of the compensation and self-dealing issues that we find most disturbing:

•
The Board has sanctioned compensation levels for Tom Ward that are unconscionable in light of company performance.  For example, total compensation for 2011 was over $25 million - representing a full 1/2 of the company’s earnings.   In fact, CEO compensation has been between $15 and $26 million in every year since the company’s IPO.  This is simply astonishing, considering 1) the stock has declined 76% over this period, 2) the relative stock performance has been in the bottom 1% of all major US listed stocks, and dead last among energy companies, and 3) Book Value per Share has declined by over 60% over this period.  In fact, when compensation is adjusted for market capitalization of the company, the figures become even more appalling – relative to market capitalization, Tom Ward has been the single highest compensated CEO among all energy companies, and among the highest compensated CEOs in America…despite destroying more shareholder value than 99% of other companies and CEOs.

•
The company has been rife with self-dealing, at the expense of shareholders and for the benefit of Mr. Ward.  The most disturbing example has been the Executive Well Participation Plan, (similar to the founder well participation policy at Chesapeake Energy that caused enormous outrage earlier this year).  When concerns regarding Mr. Ward’s ties to Chesapeake Energy arose this spring, Mr. Ward repeatedly asserted to us, other shareholders, and the media that SandRidge was different, and that over time he and the company recognized the inappropriateness of this practice, and eliminated it to avoid any appearance of impropriety.  We investigated his claims, and were appalled by what we found.

It is true that SandRidge has eliminated their Executive Well Participation Plan.  However, they did so immediately after the market collapse in October 2008, by then paying over $67 million to Mr. Ward, even as 1) markets were collapsing, and 2) the company had less than $1 million in cash and was facing real risk of bankruptcy.  Adding insult to injury, the wells that the company re-purchased from Ward were natural gas wells, even as Mr. Ward and the company were publicly proclaiming the need to abandon their natural gas focus and shift towards oil exploration and development.  When the company disclosed the purchase, it cited a desire "to retain a greater working interest in future wells, thus increasing proved undeveloped reserves".  This declaration was preposterous, considering their publicly stated desire to abandon the initial natural gas focus of the company and switch to oil. And, again, it was even more shocking when one considers the environment of that time – with markets collapsing, the company facing collapse, and natural gas facing collapse.  When the Executive Well Participation Plan was initially established, the claimed purpose was to “align executives’ interests with that of shareholders”.  It is quite obvious that the only purpose was to enrich management at the expense of shareholders.

What has Mr. Ward done with his wealth, including the $150 million in payments from SandRidge?  He has bought massive holdings of ranchland, and then turned around and leased the land to SandRidge for future exploration.  Therefore, some payments to Mr. Ward continue – they have simply changed form.  Cashing out of natural gas wells in October 2008 was a spectacular trade, as was swapping into ranchland in the Midwest … unfortunately at the expense of SandRidge shareholders who suffered massive write-downs on the well interests purchased from Mr. Ward.  There are also numerous smaller, but equally disturbing, other examples.  Mr. Ward purchased a sizable interest in the Oklahoma City Thunder basketball team…only to yet again turn around and have SandRidge pay him and other owners millions per year in sponsorship and luxury suite payments.  Despite its small size, SandRidge is one of the largest corporate supporters of the Oklahoma City Thunder and the company that owns it.

Overall, the actions of the Board make clear that it has been uninterested in, or incapable of, governing the company and protecting shareholder interests.  The complete disconnect between executive compensation and performance is simply appalling, and gives us no reason to believe that management will ‘do the right thing’ to build shareholder value over time.  The self-dealing transactions further cement a conclusion that the Board has simply not done its job.  It appears to focus on building value for Mr. Ward, even at the expense of shareholders, rather than serving to protect shareholder interests and capital.

We would further note that the Board composition leaves much to be desired.  It is, simply put, lightweight.  Almost no directors have any experience as directors of publicly listed companies, and most appear to have close ties to Mr. Ward.  As you know, ISS issued a recommendation to vote against Directors, because of board composition and executive compensation concerns.  In the past, we were willing to give the company and the Directors the benefit of the doubt.  However, as we have examined issues more closely, it has become clear to us that the problems with the company stem from both management and the Board.

In conclusion, TPG-Axon believes SandRidge shares represent truly extraordinary value.  However, in order to achieve that value on a standalone basis, the company must lower its cost of capital, demonstrate focus, and execute efficiently on the development of assets.  Given the past, we think it is unlikely that the market will simply believe management promises, and therefore, real change is needed – of the Board and management.  In addition, shareholders deserve an objective assessment of whether a sale of the company will maximize value – our assets are likely worth far more in the hands of other companies, with lower cost of capital and greater market credibility.  We write to you with the hope of a productive discussion, and hope you will work constructively with shareholders to achieve the necessary change.  However, our relentless focus will be on ensuring that necessary steps are taken to build and maximize shareholder value.

Regards,

Founder and CEO
TPG-Axon Capital

Appendix 1: Stock Performance since IPO

Absolute Stock Price Performance

Relative Stock Price Performance vs. S&P 500

Relative Stock Price Performance vs. Peers (XOP Equity)

Source: Bloomberg
Appendix 2: CEO Compensation

2008-2011 CEO Compensation, as percentage of current market cap

Source: Bloomberg

Appendix 3: Exploration & Production Comparables

Price / NAV

[Source: JPMorgan
Note: based on NYMEX prices as of 11/2/2012 ($85/bbl WTI oil and $4.50/mcf Henry Hub gas)

Appendix 4: Valuation

We own SandRidge because we believe the company’s position in the Mississippi Lime, together with other assets that the company owns, is worth far more than the company’s current enterprise value. Conservatively using SandRidge’s joint ventures in the Mississippian with Atinum Partners (August 2011) and Repsol (December 2011) as value markers, we believe the net asset value of the company is $13/share or higher. This likely understates SandRidge’s current value, as SandRidge and the industry have substantially de-risked the Mississippian with over 350 horizontal wells since the Repsol transaction. According to most research analysts, SandRidge trades at the largest discount to NAV of any E&P company.¹

The Mississippian is an oil and gas play stretching across ~17 million acres in Oklahoma and Kansas. It had been extensively drilled by the industry with vertical wells in the 1970s before being “re-discovered” with horizontal drilling by Chesapeake and SandRidge in the late 2000s. Applying modern drilling and completion techniques, the Mississippian has become one of the most economic oil fields in the US, comparable with better known plays such as the Bakken in North Dakota and the Permian and Eagle Ford in Texas. There has been a lot of industry interest in the play recently, with respected companies such as Devon, Apache, EnCana and Range Resources building large positions.

SandRidge has a large, contiguous position across 2.2 million gross acres. Roughly half is in the more developed Oklahoma section (the “Old Miss”); the remaining half is in the less explored Kansas section (the “New Miss”). To fund the development of its position, SandRidge joint ventured acreage to Atinum Partners and Repsol in late 2011. Atinum paid $0.5bn for 113k net acres in the “Old Miss”, implying a discounted value of ~$4k/acre. Five months later, Repsol paid $1.0bn for 363k net acres across the entire play, implying a discounted value of ~$2.5k/acre. After the joint ventures, SandRidge was left with 1.75 million net acres. Based on the Repsol value marker of $2.5k/acre, we believe SandRidge’s Mississippian position is worth $4-5 billion. With the recent exploration success that SandRidge has had in the “New Miss”, it is possible that the position is worth significantly more. SandRidge estimates, and we agree, that each well drilled generates IRRs of 80%+ at current commodity prices of $90/bbl oil and $4/mcf natural gas. The present value of undrilled inventory, at any reasonable cost of capital, is substantial.

SandRidge owns several valuable assets beyond the Mississippian. It owns 225k net acres in the Permian, which we estimate are worth $1.5 billion. It owns a large position in the Gulf of Mexico, which it acquired with Dynamic Offshore in early 2012 for $1.3 billion. It has 230 MMBoe of proved developed reserves that currently produce approximately $1.0 billion of cash flows per year, which we estimate are worth $4-5 billion. Diligent analysts include several other assets (present value of hedges, oil services business, Repsol JV carry) and liabilities (present value of CO2 penalties, working capital, capitalized G&A), but they basically net to zero.

Overall, we believe SandRidge has assets worth $12-13 billion. Against these assets, SandRidge has approximately $3 billion of net debt and $2 billion of royalty trust liabilities², resulting in $7-8 billion of Net Asset Value. With 589 million diluted shares, we calculate NAV to be $12-14/share.

¹ NAV estimates from research analysts range from $10-20/share. The differences are primarily due to commodity price forecasts and development assumptions around undeveloped acreage.
$10 (Ryan Todd, Deutsche Bank; August 3, 2012)
$11 (Richard Tullis, Capital One; August 14, 2012)
$13 (Joseph Allman, JPMorgan; August 3, 2012)
$16 (David Kistler, Simmons; September 17, 2012)
$16 (William Featherston, UBS; August 3, 2012)
$20 (Amir Arif, Stifel; August 3, 2012)

² Royalty Trusts are finite lived vehicles that provide income to investors through “royalty interests” in oil and gas wells. SandRidge has sponsored three Royalty Trusts: Mississippian Trust I (ticker: SDT), Mississippian Trust II (ticker: SDR) and Permian Trust (ticker: PER). In our valuation of SandRidge, we value 100% of the acreage, even if a portion of this acreage is owned by royalty trusts. Therefore, to calculate SandRidge’s net asset value, we deduct the value of royalty trust units owned by third parties. Based on the current market prices of those securities, SandRidge’s remaining obligation is a liability of approximately $1.7 billion.